Exhibit 99.1

Quhuo Announces Equity Investment in Lailai

BEIJING, China, October 13th, 2020 (GLOBE NEWSWIRE) — Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading tech-enabled workforce operational solution platform in China, today announced that it has entered into a definitive investment agreement (the “Agreement”) to acquire a 54.22% equity interest in Lailai Information Technology (Shenzhen) Co., Ltd. (“Lailai”), an on-demand workforce platform that specializes in housekeeping solutions for hotels and B&Bs, for a total consideration of approximately RMB133.0 million in the form of cash and the Company’s securities in aggregate.

According to the Agreement, the Company agreed to issue 1,357,759 Class A ordinary shares of the Company (“Consideration Shares”) to the selling shareholders of Lailai under a private placement pursuant to an exemption or exclusion from the registration requirements under the Securities Act of 1933. The Consideration Shares will be subject to relevant restrictions on transfer. The Company has agreed to repurchase the Consideration Shares or pay the balance of the resale price if the resale price of the Consideration Shares falls below an indicative minimum price within a certain period after the transfer restrictions expire.

The parties expect to close the transaction in October 2020, subject to the relevant corporate approvals and customary closing conditions. There is no assurance that any such procedures or transactions will be completed in a timely manner.

Leslie Yu, Chairman and Chief Executive Officer of the Company, commented, “After extensive discussions with Lailai’s highly experienced management team, I am pleased that we were able to sign the definitive investment agreement. We believe that this strategic partnership will bring significant benefits to both companies. Our housekeeping solution is one of our new growth drivers and this transaction is part of a greater strategic plan to scale our housekeeping solution business by enhancing our management and fulfillment capabilities, which allows us to broaden and diversify our housekeeping service scope. Lailai has done a fantastic job in building a talented team, a highly recognizable brand, solid supply chain management capabilities and strong customer base. This investment allows us to integrate our capabilities serving hotels and B&Bs in China and create enormous operational synergies that will capture additional value in the markets Lailai currently serves. By investing in Lailai, we expect to strengthen and expand our platform, capitalize on the growing on-demand service needs in China and drive sustainable long-term growth for our shareholders.”

ABOUT LAILAI

Lailai is a Shenzhen-headquartered on-demand workforce platform that specializes in housekeeping solutions for hotels and B&Bs. Leveraging its one-stop hotel workforce outsource platform empowered by advanced mobile and SaaS technologies, Lailai has served over 1,000 hotels with over 20,000 active workers across 25 provinces in China since its inception in December 2017, including some well-known brands such as Hilton Hotels and Resorts, Kingkey Group, Marriott International, and Kempinski Hotels.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the completion of the acquisition of Lailai and the Company’s business plans and outlook. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on the Company’s current expectations and current market conditions, all of which involve risks and uncertainties that are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) was the largest workforce operational solution platform in China in 2019*. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, including food delivery, ride-hailing, housekeeping and bike-sharing. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

*	According to an industry report prepared by Frost & Sullivan in 2019, as measured by the number of average monthly active workers in 2019.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

Annia Sun

E-mail: ir@meishisong.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com